UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6 to

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

Geos Communications, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Preferred Stock Series F, no par value

Preferred Stock Series H, no par value

Warrants to Purchase Common Stock, no par value

(Title of Class of Securities)

37363N 102
  (CUSIP Number of Class of Securities)

Cindy Gordon
Chief Financial Officer
430 North Carroll Avenue, Suite 120
Southlake, Texas 76092
(817) 240-0202
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard F. Dahlson
Jackson Walker L.L.P.
901 Main Street, Suite 6000
Dallas, Texas 75202
(214) 953-6000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 2,640,000	$ 188.23

*
Estimated, for purposes of calculating the amount of the filing fee only, pursuant to Rule 457(f)(2) based on one-third of the stated value of the shares of the Company’s Preferred Stock Series F, no par value per share, and Preferred Stock Series H, no par value per share, that may be received by the Company in the Offer.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $71.30 per $1,000,000.00 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ _________	Filing Party: _________

Form or Registration No.: __________	Date Filed: _________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This final amendment relates to the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission (the “Commission”) on October 14, 2010, by Geos Communications, Inc., a Washington corporation (the “Company”), as subsequently amended by Amendment No. 1 to Schedule TO filed on November 17, 2010, Amendment No. 2 to Schedule TO filed on December 15, 2010, Amendment No. 3 to Schedule TO filed on December 17, 2010, Amendment No. 4 to Schedule TO filed on January 14, 2011, and Amendment No. 5 to Schedule TO filed on February 16, 2011, in connection with the offer (the “Offer”) by the Company to current holders (the “Series F Holders”) of Preferred Stock Series F, no par value per share, of the Company (“Series F Preferred Stock”) and current holders (the “Series H Holders”) of Preferred Stock, Series H, no par value per share, of the Company (the “Series H Preferred Stock”), the opportunity to exchange (i) all of the Series F Preferred Stock and Series H Preferred Stock they own for our Preferred Stock Series I, no par value per share, of the Company (“Series I Preferred Stock”) and (ii) all of the warrants for the purchase of shares of the Company’s common stock (“Common Stock”) issued to the Series F Holders and Series H Holders in conjunction with the purchase of the Series F Preferred Stock and Series H Preferred Stock (the “Old Warrants”) for new warrants (the “New Warrants”).  The terms and conditions of the Offer are set forth in the Offer to Exchange Series F Preferred Stock and Series H Preferred Stock and Related Warrants to Purchase Common Stock for Series I Preferred Stock and Related Warrants to Purchase Common Stock (the “Offer to Exchange”) and the accompanying Letter of Transmittal, which are filed as exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

All information in the Offer to Exchange, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference in this final amendment in response to all items required in the Schedule TO.  All capitalized terms used in this final amendment and not otherwise defined have the respective meaning ascribed to them in the Offer to Exchange as amended or supplemented.

The Offer to Exchange is hereby amended and supplemented as follows:

The Offer expired at 5:00 PM CST on February 18, 2011. Pursuant to the Offer, a total of 7,570 shares of Series F Preferred Stock and 350 shares of Series H Preferred were tendered and accepted in exchange for a total of 7,920 shares of Series I Preferred Stock, and Old Warrants exercisable for a total of 8,220,000 shares of Common Stock were tendered and accepted in exchange for New Warrants exercisable for a total of 39,600,000 shares of Common Stock. All Old Warrants and shares of Series F Preferred Stock and Series H Preferred Stock tendered for exchange have been cancelled, and the Company will issue New Warrants and shares of Series I Preferred Stock to tendering participants as soon as practicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEOS COMMUNICATIONS, INC.

By:	/s/ Cindy Gordon
Name:	Cindy Gordon
Title:	Chief Financial Officer
Date:	February 21, 2011